JOINT NEWS RELEASE
CROCODILE GOLD COMPLETES ACQUISITION OF
FOSTERVILLE AND STAWELL MINES FROM AURICO GOLD

May 4, 2012 Toronto, Ontario – Crocodile Gold Corp. (TSX:CRK) (OTCQX:CROCF) (Frankfurt:XGC) (“Crocodile Gold”) and AuRico Gold Inc. (“AuRico or “AuRico Gold”) (TSX:AUQ) (NYSE:AUQ) are pleased to announce that they have completed the acquisition by Crocodile Gold of the Fosterville and Stawell mines located in Victoria State, Australia (the “Properties”) through the acquisition of all of the shares of Northgate Australian Ventures Corporation Pty Ltd (“Navco”) from AuRico, as previously announced in a joint press release dated March 27, 2012.

The consideration paid to AuRico was amended as the parties negotiated final documentation. The consideration now consists of an initial payment to AuRico of C$65 million on closing, comprised of C$55 million in cash and C$10 million in Crocodile Gold common shares (being 20 million shares at a deemed price of C$0.50 per common share). In addition, AuRico will receive deferred cash payments based on the free cash flow derived from the Properties, as more particularly set out in the amendment to the share purchase agreement.

The up-front payment of C$55 million was financed through a US$55 million one-year senior secured bridge facility (the “Bridge Facility”) with Luxor Capital Group (“Luxor”) and through existing cash balances. The Bridge Facility will bear interest at a rate of 9.5% payable semi-annually and is repayable in full on the one year anniversary of the closing of the Bridge Facility. The Bridge Facility is pre-payable at 103.5% of par as of the closing date. Crocodile Gold is currently documenting its proposed loan with Credit Suisse, and while no binding commitment has been made by Credit Suisse and there can be no guarantee the Credit Suisse facility will close, Crocodile Gold believes it will be in position to fund the Credit Suisse facility and repay the Bridge Facility in a relatively short time period.

Although Luxor is a “related party” to Crocodile Gold, Crocodile Gold is not required to obtain a formal valuation under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) with respect to the Bridge Facility because the Bridge Facility is a related party transaction described in paragraph (j) of the definition of “related party transaction” in MI 61-101. Section 5.4(1) of MI 61-101 provides that only related party transactions described in paragraphs (a) to (g) of the definition of related party transaction are subject to the formal valuation requirement. Crocodile Gold is exempt from the minority approval requirement of MI 61-101 in respect of the Bridge Facility pursuant to Section 5.7(1)(f) of MI 61-101 because, among other things, the Bridge Facility was negotiated on an arm’s length basis and does not involve an equity or voting component.

Crocodile Gold will file a material change report as soon as practicable after issuing this press release. The material change report will be filed fewer than 21 days before the closing of the Bridge Facility. The timing of the material change report is, in Crocodile Gold’s view, both necessary and reasonable because the Bridge Facility was approved by Crocodile Gold’s Board on May 3, 2012, immediately prior to the completion of the acquisition of the Properties.

About Crocodile Gold

Crocodile Gold is a Canadian company with operating gold mines in the Northern Territory of Australia with a land package of over 3,300 km2. Crocodile Gold is currently mining a number of open pits in the Howley Corridor. The Company is also developing the Cosmo underground mine. Ore is processed at the Union Reefs Mill with a capacity of 2.4 million tonnes per year. Crocodile Gold has 3.175 million ounces of NI 43-101 compliant Measured and Indicated mineral resources and 2.14 million ounces of Inferred mineral resources (see the NI 43-101 compliant technical report entitled “Report on the Mineral Resources and Mineral Reserves of the northern Territory Gold and Base Metals Properties for Crocodile Gold Corp.” by Fleur Muller, Mark Edwards and Heath Gerritsen dated April 4, 2011, filed under the Company’s profile on SEDAR for the details regarding these mineral resource estimates).. The Company has an extensive exploration program in place and is drilling on several key properties on its expansive land package. Crocodile Gold’s main focus is on the Cosmo Mine, the Union Reefs and Maud Creek project areas.

For additional information, please visit our website www.crocgold.com. Follow us on Twitter (@crocgold_crk) or Facebook (www.facebook.com/CrocodileGoldCorp).

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America. With initial production achieved at Young-Davidson, the Company will be focussed on 3 core operations including the Ocampo mine in Chihuahua State and the El Chanate mine in Sonora State. The exciting Young-Davidson gold mine in northern Ontario is expected to reach commercial production by the third quarter of this year and ramp-up to over 250,000 ounces of annual production by 2016. AuRico’s strong project pipeline includes several advanced development opportunities in Mexico and British Columbia as well as a number of highly prospective exploration properties. AuRico’s head office is located in Toronto, Ontario, Canada. For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Qualified Person

David Keough, F.AusIMM, Chief Operating Officer of Crocodile Gold, is a “qualified person” as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this press release.

For further information, please contact:

Crocodile Gold Corp.	AuRico Gold Inc.
Rob Hopkins	Anne Day
Manager, Investor Relations	Director of Investor Relations
Tel: 416-861-5899	Tel. 647 -260-8880

Cautionary Note

Certain statements in this news release constitute forward-looking information within the meaning of applicable Canadian securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Forward-looking information generally can be identified by the use of forward-looking words such as “may”, “should”, “will”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect” or “believe”, or grammatical variations thereof. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from the expectations of Crocodile Gold and AuRico include, not realizing on the potential benefits of the transaction, general business and economic conditions globally or in particular geographic regions in which Crocodile Gold and AuRico and their respective subsidiaries conduct business, the inability to attract and retain qualified employees, competition, regionally and internationally, changes in law, disruptions in business operations due to reorganization activities, and interest rate and foreign currency fluctuations, as well as those risks identified under “Risk Factors” disclosure sections in the documents filed under the applicable SEDAR profile by Crocodile Gold and AuRico from time to time. Such forward-looking information should therefore be construed in light of such factors, and neither Crocodile Gold nor AuRico is under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.